# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: 46124U107
Title of class of securities: Ordinary shares, par value $0.01 per share
Address of issuer's principal executive offices: 50 Rue De Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Amends the filing with accession number 0001447228-23-000004
Filed by CIK 0001447228

## Reporting persons
- Yiheng Capital Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,597,148; sole dispositive power 0; shared dispositive power 7,597,148; aggregate amount beneficially owned 7,597,148 (5.46% of the class)
- Yiheng Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,597,148; sole dispositive power 0; shared dispositive power 7,597,148; aggregate amount beneficially owned 7,597,148 (5.46% of the class)
- Yiheng Capital Management, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,597,148; sole dispositive power 0; shared dispositive power 7,597,148; aggregate amount beneficially owned 7,597,148 (5.46% of the class)
- Yuanshan Guo: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 7,597,148; sole dispositive power 0; shared dispositive power 7,597,148; aggregate amount beneficially owned 7,597,148 (5.46% of the class)

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 Rue De Dijon, Daix, France 21121

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by Yiheng Capital Management, LP, a Delaware limited partnership (the "Investment Manager"), Yiheng Capital Partners, L.P., a Delaware limited partnership (the "Partnership"), and Yuanshan Guo, the managing member of the Investment Manager ("Mr. Guo" and, together with the Investment Manager and Partnership, the "Reporting Persons").

The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of such securities.

This Statement relates to the Ordinary shares, par value $0.01 per share held for the account of the Partnership. The Investment Manager serves as investment manager to the Partnership. Mr. Guo is the managing member of the Investment Manager. In such capacity, Mr. Guo and the Investment Manager may be deemed to have voting and dispositive power with respect to the Ordinary shares, par value $0.01 per share held for the Partnership.
Address of principal business office or, if none, residence: The principal office of each Reporting Person is 101 California Street, Suite 2880, San Francisco, CA 94111.
Citizenship: The Investment Manager is a Delaware limited partnership. The Partnership is a Delaware limited partnership. Mr. Guo is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 7,597,148
Percent of class: 5.46
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 7,597,148
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 7,597,148

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yiheng Capital Partners, L.P.: /s/ Yuanshan Guo, Yuanshan Guo / Managing Member (11/13/2025)
- Yiheng Capital, LLC: /s/ Yuanshan Guo, Yuanshan Guo / Managing Member (11/13/2025)
- Yiheng Capital Management, LP: /s/ Yuanshan Guo, Yuanshan Guo / Managing Member (11/13/2025)
- Yuanshan Guo: /s/ Yuanshan Guo, Yuanshan Guo / Managing Member (11/13/2025)